UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated July 23, 2014.

2.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

Press Release

ABB delivers strong order growth and cash in Q2

•                      Orders up 13%(1); book-to-bill ratio(2) of 1.04x

•                      Group operational EBITDA(3) impacted by loss in Power Systems (PS)

•                      Decisive step change actions implemented in PS

•                      Cash from operations up by more than $300 million

•                      Successful execution of announced portfolio pruning

Zurich, Switzerland, July 23, 2014 — ABB today reported strong order growth, stable revenues and a significant increase in cash from operations for the second quarter of 2014. The lower operational EBITDA margin mainly reflects ongoing project-related challenges in the Power Systems (PS) division.

Orders(4) of $10.6 billion were 14 percent higher (13 percent on a like-for-like basis(2)) compared with the same quarter in 2013. Base orders accelerated and large orders grew more than 70 percent. The positive growth momentum was supported across all regions.

“Last October we said that we will drive organic growth through penetration, innovation and expansion and now we are delivering results,” said ABB Chief Executive Officer Ulrich Spiesshofer. “Our focused actions are paying off and support overall increased order momentum. In the second quarter we saw encouraging growth in our two largest markets, the US and China.”

The strong order intake resulted in a positive book-to-bill ratio of 1.04x. ABB delivered steady revenues of $10.2 billion despite the lower opening order backlog.

Group operational EBITDA was impacted by a loss in the PS division related to ongoing project charges in large engineering, procurement and construction (EPC) projects for offshore wind and solar power generation. New management has taken strict actions to de-risk the PS portfolio and adjust capacity. In addition to the exit from the solar EPC business, ABB is implementing a new business model for offshore wind EPC. “As said previously, PS is likely to weigh on earnings in the coming quarters. Spiesshofer said. “We are driving the PS turnaround as a top priority and made good progress in lowering the exposure.”

Operational EBITDA margin(2) was stable to higher for the remaining divisions, excluding the expected dilutive impact of the Power-One acquisition in Discrete Automation and Motion. Cash from operations improved by more than 60 percent to $888 million in the quarter.

ABB successfully executed on its announced strategic portfolio pruning of businesses that have limited synergies with the rest of the portfolio. “Since October last year, we have moved quickly on our commitment to optimize the portfolio in a value-creating way and to strengthen the focus on the core,” Spiesshofer said.

“For the second half of the year we will continue to push hard on our organic growth initiatives in a mixed market environment,” he said. “We will drive our relentless execution on cash and further step up the momentum on cost savings. We are confident that our balanced growth and execution initiatives will yield positive results for our shareholders.”

ABB will host a capital markets day on September 9 in London to communicate its new strategy and financial targets as well as priorities for value creation and capital allocation.

2014 Q2 and half-year key figures

			Change					Change
$ millions unless otherwise indicated	Q2 14	Q2 13	US$	Local	Like-for-like(2)	H1 14	H1 13	US$	Local	Like-for-like(2)
Orders	10’567	9’312	13%	14%	13%	20’925	19’804	6%	7%	6%
Order backlog (end June)	27’089	28’292	-4%	-5%
Revenues	10’190	10’225	0%	0%	-1%	19’661	19’940	-1%	0%	-1%
Income from operations	1’052	1’188	-11%			1’907	2’240	-15%
as % of revenues	10.3%	11.6%				9.7%	11.2%
Operational EBITDA	1’331	1’561	-15%			2’602	3’019	-14%
as % of operational revenues(2)	13.0%	15.2%				13.2%	15.1%
Net income	636	763	-17%			1’180	1’427	-17%
Basic earnings per share ($)	0.28	0.33				0.51	0.62
Cash from operating activities	888	543	64%			843	320	163%

1

Summary of Q2 results

Growth overview

Demand for power distribution systems and equipment from utility customers remained steady in the quarter while utility investments in power transmission remained selective. Industrial demand varied by region and end market, with positive trends in sectors such as oil and gas and general industry and continued weakness in mining. Infrastructure markets were also mixed. Construction markets were mainly flat to slightly weaker while rail and marine transportation demand was positive.

Total orders received were up 14 percent in the quarter (13 percent on a like-for-like basis). Approximately half of the increase resulted from higher large orders (above $15 million), particularly the $400-million HVDC (high-voltage direct current) power link order won in Canada. Base orders (below $15 million) were up 9 percent (7 percent like-for-like) on growth in most of ABB’s early-cycle product businesses. Large orders represented 14 percent of total orders received in the quarter, compared to 9 percent in the same quarter in 2013.

Service orders increased 12 percent and represented 17 percent of total orders, unchanged versus the year-earlier quarter.

Revenues were flat in the second quarter (down 1 percent like-for-like). Higher revenues in the Discrete Automation and Motion division compensated a revenue decline in Process Automation and Power Systems divisions where opening order backlogs were lower compared to the same quarter a year earlier. Service revenues were flat and represented 16 percent of total revenues, unchanged compared to the same quarter a year earlier.

The order backlog at the end of June amounted to $27.1 billion, a decrease of 5 percent compared to the end of the same quarter in 2013 but 5 percent higher than at the end of 2013.

Orders received and revenues by region

	Orders received		Change			Revenues		Change
$ millions unless otherwise indicated	Q2 14	Q2 13	US$	Local	Like-for- like	Q2 14	Q2 13	US$	Local	Like-for- like
Europe	3’262	3’149	4%	1%	-1%	3’615	3’421	6%	3%	3%
The Americas	3’531	2’736	29%	33%	31%	2’939	3’052	-4%	-1%	-3%
Asia	2’798	2’494	12%	14%	13%	2’698	2’783	-3%	-1%	-2%
Middle East and Africa	976	933	5%	5%	5%	938	969	-3%	-3%	-3%
ABB Group	10’567	9’312	13%	14%	13%	10’190	10’225	0%	0%	-1%

Orders were mixed across Europe. For example, orders increased in Russia, the Netherlands and Germany and declined in Norway, the UK and France.

The strong order development in the Americas partly reflects the large power transmission order won in Canada in the quarter, as well as a double-digit order increase in the US and a significant increase in Brazil compared with the low levels of 2013.

Asian order growth was led by double-digit increases in China—especially in Power Products and Discrete Automation and Motion—Indonesia, and South Korea. Orders decreased in India.

Orders increased in the Middle East and Africa—including strong double-digit growth in Saudi Arabia—mainly on higher demand in the power divisions.

2

Orders received and revenues by division

	Orders received					Revenues
			Change					Change
$ millions unless otherwise indicated	Q2 2014	Q2 2013	US$	Local currency	Like- for-like	Q2 2014	Q2 2013	US$	Local currency	Like- for-like
Discrete Automation and Motion	2’667	2’392	11%	11%	7%	2’543	2’362	8%	7%	3%
Low Voltage Products	1’939	1’980	-2%	-1%	0%	1’936	1’929	0%	1%	3%
Process Automation	2’044	1’788	14%	15%	16%	2’012	2’130	-6%	-5%	-2%
Power Products	2’766	2’596	7%	7%		2’662	2’781	-4%	-3%
Power Systems	1’767	1’307	35%	39%		1’810	1’962	-8%	-7%
Corporate and other (incl. inter-division eliminations)	(616)	(751)				(773)	(939)
ABB Group	10’567	9’312	13%	14%	13%	10’190	10’225	0%	0%	-1%

Discrete Automation and Motion: A combination of growth initiatives and higher demand in early-cycle businesses serving general industry and discrete manufacturing drove order growth in the quarter, led by a solid increase in base orders. Large orders were lower. Increased revenues in robotics and service more than offset the impact of a lower opening order backlog in large motors and medium-voltage drives compared to the same quarter in 2013.

Low Voltage Products: Orders were stable compared with the same period a year earlier and, excluding the previously-announced divestments, the remaining ongoing business improved. Revenue growth was driven mainly by product businesses and systems.

Process Automation: Both large and base orders improved in the second quarter, driven mainly by the strength of the marine and pulp and paper sectors. Demand from the mining industry was up but remained at low levels. Orders grew in the Americas and Asia. Orders were flat in Europe and down slightly in the Middle East and Africa. Revenues were lower as the execution of the strong order backlog in oil and gas was offset mainly by a decline in marine and mining revenues. Increased lifecycle service revenues in the quarter were offset by lower full service revenues.

Power Products: Both large and base orders increased in the second quarter, supported by the distribution and industry sectors and continued selective investments on large transmission projects. Order growth was driven by emerging markets, including China, India and Brazil. Orders also increased in North America but were lower in Europe. The lower revenues in the quarter mainly reflect the lower opening order backlog.

Power Systems: An increase in large orders, mainly the $400-million HVDC (high-voltage direct current) link project in Canada, drove the strong order improvement in the second quarter, although base orders also grew at a double-digit pace. Utilities remain cautious in their power transmission investments and ABB continues to be selective, focusing on margin and pull-through. Revenues were lower than the previous year impacted by the lower opening order backlog and the execution delays in selected projects.

3

Earnings overview

Operational EBITDA

Operational EBITDA in the second quarter of 2014 amounted to $1.3 billion, 15 percent below the year-earlier period, primarily the result of the continued weak operational performance in Power Systems, mainly related to EPC projects in offshore wind and solar power generation. The operational EBITDA margin was steady to higher in all other divisions (excluding the dilutive impact of the Power-One acquisition in the Discrete Automation and Motion division).

Cost savings and further productivity improvements more than compensated pricing pressures.

Net income

Net income for the quarter amounted to $636 million and included $333 million of depreciation and amortization, of which approximately $100 million of amortization was related to acquisitions. Restructuring-related charges amounted to $40 million.

Net income also includes after-tax gains of approximately $60 million from divestitures in the quarter.

Basic earnings per share amounted to $0.28 in the second quarter compared to $0.33 in the same quarter a year earlier.

Earnings and cash flows by division

	Operational EBITDA			Operational EBITDA margin		Cash flows from operating activities
$ millions unless otherwise indicated	Q2 2014	Q2 2013	Change US$	Q2 2014	Q2 2013	Q2 2014	Q2 2013	Change US$
Discrete Automation and Motion	443	428	4%	17.4%	18.1%	374	326	15%
Low Voltage Products	364	367	-1%	18.8%	19.0%	273	255	7%
Process Automation	248	252	-2%	12.3%	11.8%	206	163	26%
Power Products	393	409	-4%	14.8%	14.7%	189	223	-15%
Power Systems	(24)	159	n/a	-1.3%	7.9%	54	(151)	n/a
Corporate and other (incl. inter-division eliminations)	(93)	(54)				(208)	(273)
ABB Group	1’331	1’561	-15%	13.0%	15.2%	888	543	64%

Discrete Automation and Motion: The operational EBITDA increased on higher revenues while the operational EBITDA margin decline reflects the dilutive impact from Power-One, acquired in the third quarter of 2013. Excluding that impact, the division’s operational EBITDA margin was slightly higher than in the year-earlier period.

Low Voltage Products: Operational EBITDA margin declined due to an unfavorable revenue mix and increased investments to drive organic sales growth.

Process Automation: The operational EBITDA margin improvement reflects solid project execution out of the order backlog in the oil and gas business and continued strict cost control.

Power Products: The operational EBITDA margin was maintained at a steady level as a result of continued cost savings and solid execution.

4

Power Systems: The operational EBITDA loss reflects the continued impact of project-related charges, mainly in engineering, procurement and construction (EPC) contracts in solar power generation and in offshore wind. Lower revenues also affected earnings.

Balance sheet and cash flow

Total debt(2) at the end of the second quarter amounted to around $9 billion, approximately $1 billion higher than at the end of 2013, reflecting increased short-term borrowing. Net debt(2) at the end of the second quarter increased to approximately $3 billion compared with $1.5 billion at the end of 2013.

ABB reported cash flow from operations of $888 million in the second quarter, an increase of more than $300 million compared with the second quarter in 2013. Cash flow from the divisions improved by $280 million as the result of successful net working capital management efforts, especially in receivables and inventory management. Net working capital as a share of revenues(2) amounted to 17 percent, as in the second quarter of 2013.

Divestitures

In line with its strategy to continuously optimize the portfolio and to focus on driving profitable growth in the core automation and power businesses, ABB announced in June an agreement to divest Thomas & Betts’ steel structures business for $600 million in an all-cash transaction. The deal is expected to be closed in the third quarter of 2014, subject to regulatory clearances. ABB also divested the Power Solutions business of Power-One for approximately $120 million and completed the previously-announced sale of Thomas & Betts’ heating, ventilation and air conditioning business for approximately $260 million.

Outlook

The long-term demand outlook for ABB’s businesses remains clearly positive. The need for efficient and reliable electricity transmission and distribution will continue to increase, driven by factors such as: accelerating urbanization in emerging markets; actions to address global warming; the rapidly increasing power needs from digitization; and the refurbishment of aging power grids. At the same time, demand for industrial automation solutions will grow as customers strive to improve productivity, efficiency, product quality, and safety. ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

In the short term, there are positive early-cycle macroeconomic signs, for example, in the US. However, there remain uncertainties related to the speed and strength of economic development in some emerging markets. Growth in Europe is expected to continue the pattern seen in the second quarter and to vary by country and sector.

In this market environment, ABB’s management team aims to systematically drive profitable organic growth through increased market penetration, generating more revenues from our pipeline of new product innovations, and expanding into new attractive market segments. In addition, management intends to accelerate business-led collaboration, such as further developing the service business, driving the successful integration of acquired businesses and increasing ABB’s productivity by focusing stronger on the needs of customers. A third priority is relentless execution, especially in the areas of cost savings, cash flow generation and returning the Power Systems division to higher and more consistent returns.

5

More information

The 2014 Q2 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media conference call starting at 9:30 a.m. Central European Time (CET). The event will be accessible by conference call. U.K. callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (local tariff). Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 207 108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 631 982 4566 (U.S./Canada). The code is 18397, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. BST, 8:00 a.m. EDT). Callers should dial +1 866 291 41 66 from the US/Canada (toll-free), +1 631 570 5613 (US/Canada local tariff), +44 203 059 58 62 from the U.K., +46 8 5051 00 31 from Sweden or +41 58 310 50 00 from the rest of the world. Callers are requested to phone in 10 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2014
Capital Markets Day	September 9, 2014
Third-quarter 2014 results	October 22, 2014
Fourth-quarter 2014 results	February 5, 2015

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans”, “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, July 23, 2014

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 71 11	Affolternstrasse 44
(Zurich, Switzerland)	investor.relations@ch.abb.com	CH-8050 Zurich, Switzerland
Tel: +41 43 317 7111
Fax: +41 43 317 79 58
media.relations@ch.abb.com

6

Key figures

$ millions unless otherwise indicated		Q2 14	Q2 13	Change			H1 14	H1 13	Change
				US$	Local	Like-for-like(2)			US$	Local	Like-for-like(2)
Orders	ABB Group	10,567	9,312	13%	14%	13%	20,925	19,804	6%	7%	6%
	Discrete Automation and Motion	2,667	2,392	11%	11%	7%	5,483	4,877	12%	13%	8%
	Low Voltage Products	1,939	1,980	-2%	-1%	0%	3,914	3,914	0%	1%	1%
	Process Automation	2,044	1,788	14%	15%	16%	4,048	4,288	-6%	-4%	1%
	Power Products	2,766	2,596	7%	7%		5,491	5,455	1%	2%
	Power Systems	1,767	1,307	35%	39%		3,257	2,944	11%	14%
	Corporate and other (incl. inter-division eliminations)	(616)	(751)				(1,268)	(1,674)

Revenues	ABB Group	10,190	10,225	0%	0%	-1%	19,661	19,940	-1%	0%	-1%
	Discrete Automation and Motion	2,543	2,362	8%	7%	3%	4,924	4,689	5%	5%	1%
	Low Voltage Products	1,936	1,929	0%	1%	3%	3,818	3,706	3%	4%	4%
	Process Automation	2,012	2,130	-6%	-5%	-2%	3,955	4,108	-4%	-2%	1%
	Power Products	2,662	2,781	-4%	-3%		5,053	5,270	-4%	-3%
	Power Systems	1,810	1,962	-8%	-7%		3,418	4,013	-15%	-13%
	Corporate and other (incl. inter-division eliminations)	(773)	(939)				(1,507)	(1,846)

Income from operations	ABB Group	1,052	1,188	-11%			1,907	2,240	-15%
	Discrete Automation and Motion	349	361	-3%			675	698	-3%
	Low Voltage Products	400	262	53%			656	494	33%
	Process Automation	217	233	-7%			436	457	-5%
	Power Products	319	346	-8%			591	629	-6%
	Power Systems	(90)	108	n/a			(192)	213	n/a
	Corporate and other (incl. inter-division eliminations)	(143)	(122)				(259)	(251)

Income from operations %	ABB Group	10.3%	11.6%				9.7%	11.2%
	Discrete Automation and Motion	13.7%	15.3%				13.7%	14.9%
	Low Voltage Products	20.7%	13.6%				17.2%	13.3%
	Process Automation	10.8%	10.9%				11.0%	11.1%
	Power Products	12.0%	12.4%				11.7%	11.9%
	Power Systems	-5.0%	5.5%				-5.6%	5.3%

Operational EBITDA	ABB Group	1,331	1,561	-15%			2,602	3,019	-14%
	Discrete Automation and Motion	443	428	4%			838	844	-1%
	Low Voltage Products	364	367	-1%			710	687	3%
	Process Automation	248	252	-2%			512	511	0%
	Power Products	393	409	-4%			747	781	-4%
	Power Systems	(24)	159	n/a			(53)	328	n/a
	Corporate and other (incl. inter-division eliminations)	(93)	(54)				(152)	(132)

Operational EBITDA %	ABB Group	13.0%	15.2%				13.2%	15.1%
	Discrete Automation and Motion	17.4%	18.1%				17.1%	18.0%
	Low Voltage Products	18.8%	19.0%				18.6%	18.5%
	Process Automation	12.3%	11.8%				12.9%	12.4%
	Power Products	14.8%	14.7%				14.8%	14.8%
	Power Systems	-1.3%	7.9%				-1.5%	8.1%

Orders received and revenues by region

	Orders received		Change			Revenues		Change
$ millions	H1 14	H1 13	US$	Local	Like-for-like(2)	H1 14	H1 13	US$	Local	Like-for-like(2)
Europe	7,126	7,033	1%	0%	1%	6,969	6,798	3%	1%	0%
The Americas	6,294	5,534	14%	18%	16%	5,671	5,876	-3%	0%	-2%
Asia	5,529	5,309	4%	6%	5%	5,146	5,327	-3%	-1%	-2%
Middle East and Africa	1,976	1,928	2%	5%	4%	1,875	1,939	-3%	-2%	-3%
Group total	20,925	19,804	6%	7%	6%	19,661	19,940	-1%	0%	-1%

7

Operational EBITDA

	ABB		Discrete Automation and Motion		Low Voltage Products		Process Automation		Power Products		Power Systems
$ millions unless otherwise indicated	Q2 14	Q2 13	Q2 14	Q2 13	Q2 14	Q2 13	Q2 14	Q2 13	Q2 14	Q2 13	Q2 14	Q2 13
Revenues	10,190	10,225	2,543	2,362	1,936	1,929	2,012	2,130	2,662	2,781	1,810	1,962
FX/commodity timing differences on Revenues	56	76	(4)	1	2	—	5	13	1	—	52	63
Operational revenues	10,246	10,301	2,539	2,363	1,938	1,929	2,017	2,143	2,663	2,781	1,862	2,025

Income from operations	1,052	1,188	349	361	400	262	217	233	319	346	(90)	108
Depreciation	215	204	41	35	45	51	18	17	48	44	23	21
Amortization	118	114	38	31	31	31	4	5	7	8	24	24
including total acquisition-related amortization of	96	93	35	28	33	30	3	3	5	5	14	22
Restructuring and restructuring-related expenses	40	35	13	3	4	2	4	9	15	20	5	—
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	(114)	28	2	5	(108)	3	2	1	6	—	(9)	1
FX/commodity timing differences in income from operations	20	(8)	—	(7)	(8)	18	3	(13)	(2)	(9)	23	5
Operational EBITDA	1,331	1,561	443	428	364	367	248	252	393	409	(24)	159

Operational EBITDA margin (%)	13.0%	15.2%	17.4%	18.1%	18.8%	19.0%	12.3%	11.8%	14.8%	14.7%	-1.3%	7.9%

(1) Orders up 13 percent on a like-for-like basis. See the “Supplemental Financial Information” attachment to the press release.

(2) For non-GAAP measures, see the “Supplemental Financial Information” attachment to the press release.

(3) See reconciliation of operational EBITDA to Income from continuing operations before taxes in Note 13 to the Interim Consolidated Financial Information (unaudited)

(4) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

8

Supplemental financial information

June 30, 2014

ABB presents the following financial measures to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for six and three months ended June 30, 2014.

Like-for-like Growth Rates

The like-for-like growth rates of revenues and orders are calculated by adjusting reported revenues and orders, in both the current and comparable periods, for the effects of currency translation and portfolio changes. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported revenues and orders of such business are adjusted to exclude the revenues and orders of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other adjustments, which affect the business portfolio but do not qualify as a divestment, are treated in a similar manner to a divestment. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million per year.

Operational EBITDA margin

Definition

Operational EBITDA

Operational EBITDA represents Income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Operational EBITDA margin

Operational EBITDA margin is Operational EBITDA as a percentage of Operational revenues.

Supplemental financial information

June 30, 2014

Reconciliation

	Six months ended June 30, 2014
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	4,924	3,818	3,955	5,053	3,418	(1,507)	19,661
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	(5)	4	(5)	(3)	85	(1)	75
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	(2)	—	—	—	(3)
Unrealized foreign exchange movements on receivables (and related assets)	(4)	(1)	8	—	(14)	—	(11)

Operational revenues	4,914	3,821	3,956	5,050	3,489	(1,508)	19,722

Income from operations	675	656	436	591	(192)	(259)	1,907

Depreciation and amortization	156	153	45	110	94	108	666
Restructuring and restructuring-related expenses	14	12	24	23	13	1	87
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	(1)	(104)	3	11	(8)	(4)	(103)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	1	(3)	6	16	68	1	89
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(2)	—	(1)	2	(9)	—	(10)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(5)	(4)	(1)	(6)	(19)	1	(34)

Operational EBITDA	838	710	512	747	(53)	(152)	2,602

Operational EBITDA margin (%)	17.1%	18.6%	12.9%	14.8%	-1.5%	—	13.2%

Supplemental financial information

June 30, 2014

	Six months ended June 30, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	4,689	3,706	4,108	5,270	4,013	(1,846)	19,940
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	11	8	19	22	64	—	124
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	4	5	2	—	12
Unrealized foreign exchange movements on receivables (and related assets)	(7)	(6)	(5)	(13)	(22)	(1)	(54)

Operational revenues	4,694	3,708	4,126	5,284	4,057	(1,847)	20,022

Income from operations	698	494	457	629	213	(251)	2,240

Depreciation and amortization	130	161	42	110	90	106	639
Restructuring and restructuring-related expenses	4	6	12	27	5	—	54
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	7	5	1	—	1	18	32
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	6	25	(1)	18	33	(4)	77
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	2	—	1	5	3	—	11
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(3)	(4)	(1)	(8)	(17)	(1)	(34)

Operational EBITDA	844	687	511	781	328	(132)	3,019

Operational EBITDA margin (%)	18.0%	18.5%	12.4%	14.8%	8.1%	—	15.1%

Supplemental financial information

June 30, 2014

	Three months ended June 30, 2014
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,543	1,936	2,012	2,662	1,810	(773)	10,190
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	(4)	3	2	4	50	—	55
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	(2)	1	10	—	8
Unrealized foreign exchange movements on receivables (and related assets)	1	(1)	5	(4)	(8)	—	(7)

Operational revenues	2,539	1,938	2,017	2,663	1,862	(773)	10,246

Income from operations	349	400	217	319	(90)	(143)	1,052

Depreciation and amortization	79	76	22	55	47	54	333
Restructuring and restructuring-related expenses	13	4	4	15	5	(1)	40
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	2	(108)	2	6	(9)	(7)	(114)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	—	(4)	5	—	30	3	34
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	—	(1)	4	5	—	7
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	1	(4)	(1)	(6)	(12)	1	(21)

Operational EBITDA	443	364	248	393	(24)	(93)	1,331

Operational EBITDA margin (%)	17.4%	18.8%	12.3%	14.8%	-1.3%	—	13.0%

Supplemental financial information

June 30, 2014

	Three months ended June 30, 2013
($ in millions, except Operational EBITDA margin in %)	Discrete Automation and Motion	Low Voltage Products	Process Automation	Power Products	Power Systems	Corporate and Other and Intersegment elimination	Consolidated

Total revenues	2,362	1,929	2,130	2,781	1,962	(939)	10,225
Foreign exchange/commodity timing differences in total revenues:
Unrealized gains and losses on derivatives	7	—	15	7	78	—	107
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	4	4	—	—	9
Unrealized foreign exchange movements on receivables (and related assets)	(7)	—	(6)	(11)	(15)	(1)	(40)

Operational revenues	2,363	1,929	2,143	2,781	2,025	(940)	10,301

Income from operations	361	262	233	346	108	(122)	1,188

Depreciation and amortization	66	82	22	52	45	51	318
Restructuring and restructuring-related expenses	3	2	9	20	—	1	35
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	5	3	1	—	1	18	28
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(10)	13	(14)	(12)	14	(3)	(12)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	—	1	3	(2)	—	3
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	2	5	—	—	(7)	1	1

Operational EBITDA	428	367	252	409	159	(54)	1,561

Operational EBITDA margin (%)	18.1%	19.0%	11.8%	14.7%	7.9%	—	15.2%

Supplemental financial information

June 30, 2014

Operational EPS

Definition

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

i)                 restructuring and restructuring-related expenses,

ii)              gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,

iii)           foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

iv)          amortization related to acquisitions.

Amortization related to acquisitions

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing the provision for income taxes by income from continuing operations before taxes. The calculation excludes the amount of gains and losses on sale of businesses and the related provision for income taxes.

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share.

Reconciliation

	Six months ended
	June 30, 2014		June 30, 2013
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	1,180	0.51	1,427	0.62
Restructuring and restructuring-related expenses(2)	62	0.03	38	0.02
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items(3)	(42)	(0.02)	23	0.01
FX/commodity timing differences in income from operations(2)	32	0.01	38	0.02
Amortization related to acquisitions(2)	140	0.06	132	0.06
Operational net income	1,372	0.60	1,658	0.72

	Three months ended
	June 30, 2014		June 30, 2013
($ in millions, except per share data in $)		EPS(1)		EPS(1)
Net income (attributable to ABB)	636	0.28	763	0.33
Restructuring and restructuring-related expenses(2)	28	0.01	25	0.01
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items(3)	(50)	(0.02)	20	0.01
FX/commodity timing differences in income from operations(2)	14	0.01	(6)	0.00
Amortization related to acquisitions(2)	68	0.03	66	0.03
Operational net income	696	0.30	868	0.38

(1) EPS amounts are computed separately, therefore the sum of the per share amounts shown may not equal to the total.

(2) Net of tax at the Adjusted Group effective tax rate.

(3) Net of tax at the Adjusted Group effective tax rate, except for gains and losses on sale of businesses which are net of the actual related provision for taxes

Supplemental financial information

June 30, 2014

Net debt

Definition

Net debt

Net debt is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

($ in millions)	June 30, 2014	December 31, 2013
Short-term debt and current maturities of long-term debt	1,242	453
Long-term debt	7,585	7,570
Total debt	8,827	8,023

Cash and equivalents	4,949	6,021
Marketable securities and short-term investments	963	464
Cash and marketable securities	5,912	6,485

Net debt	2,915	1,538

Supplemental financial information

June 30, 2014

Net debt to EBITDA

Definition

Net debt to EBITDA is calculated as Net debt divided by Income from operations adjusted to exclude depreciation and amortization for the trailing twelve months.

Reconciliation

($ in millions, unless otherwise indicated)	June 30, 2014	December 31, 2013

Net debt (as defined above)	2,915	1,538

EBITDA
Income from operations for the three months ended:
June 30, 2014	1,052	—
March 31, 2014	855	—
December 31, 2013	823	823
September 30, 2013	1,324	1,324
June 30, 2013	—	1,188
March 31, 2013	—	1,052
Depreciation and amortization for the three months ended:
June 30, 2014	333	—
March 31, 2014	333	—
December 31, 2013	352	352
September 30, 2013	327	327
June 30, 2013	—	318
March 31, 2013	—	321
Total EBITDA for the trailing twelve months	5,399	5,705

Net debt to EBITDA (ratio)	0.5	0.3

Supplemental financial information

June 30, 2014

Net working capital as a percentage of revenues

Definition

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Reconciliation

	June 30,
($ in millions, unless otherwise indicated)	2014	2013
Net working capital:
Receivables, net	12,106	12,268
Inventories, net	6,210	6,347
Prepaid expenses	306	333
Accounts payable, trade	(4,950)	(4,829)
Billings in excess of sales	(1,499)	(1,807)
Advances from customers	(1,705)	(1,926)
Other current liabilities(1)	(3,381)	(3,267)
Net working capital in assets and liabilities held for sale	27	—
Net working capital	7,114	7,119

Total revenues for the three months ended:
June 30, 2014 / 2013	10,190	10,225
March 31, 2014 / 2013	9,471	9,715
December 31, 2013 / 2012	11,373	11,021
September 30, 2013 / 2012	10,535	9,745
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments	(212)	—
Adjusted revenues for the trailing twelve months	41,357	40,706

Net working capital as a percentage of revenues	17%	17%

(1) Amounts exclude $724 million and $776 million at June 30, 2014 and 2013, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits.

Supplemental financial information

June 30, 2014

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Six months ended June 30,
($ in millions)	2014	2013
Interest and dividend income	38	35
Interest and other finance expense	(172)	(177)
Finance net	(134)	(142)

	Three months ended June 30,
($ in millions)	2014	2013
Interest and dividend income	21	17
Interest and other finance expense	(88)	(80)
Finance net	(67)	(63)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Six months ended June 30,
($ in millions, unless otherwise indicated)	2014	2013
Orders received	20,925	19,804
Total revenues	19,661	19,940

Book-to-bill ratio	1.06	0.99

	Three months ended June 30,
($ in millions, unless otherwise indicated)	2014	2013
Orders received	10,567	9,312
Total revenues	10,190	10,225

Book-to-bill ratio	1.04	0.91

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Six months ended		Three months ended
($ in millions, except per share data in $)	Jun. 30, 2014	Jun. 30, 2013	Jun. 30, 2014	Jun. 30, 2013

Sales of products	16,479	16,785	8,542	8,594
Sales of services	3,182	3,155	1,648	1,631
Total revenues	19,661	19,940	10,190	10,225
Cost of products	(12,059)	(12,072)	(6,265)	(6,162)
Cost of services	(1,990)	(1,992)	(1,040)	(1,038)
Total cost of sales	(14,049)	(14,064)	(7,305)	(7,200)
Gross profit	5,612	5,876	2,885	3,025
Selling, general and administrative expenses	(3,082)	(2,948)	(1,575)	(1,499)
Non-order related research and development expenses	(755)	(704)	(390)	(343)
Other income (expense), net	132	16	132	5
Income from operations	1,907	2,240	1,052	1,188
Interest and dividend income	38	35	21	17
Interest and other finance expense	(172)	(177)	(88)	(80)
Income from continuing operations before taxes	1,773	2,098	985	1,125
Provision for taxes	(541)	(608)	(316)	(331)
Income from continuing operations, net of tax	1,232	1,490	669	794
Loss from discontinued operations, net of tax	(2)	(12)	(1)	(8)
Net income	1,230	1,478	668	786
Net income attributable to noncontrolling interests	(50)	(51)	(32)	(23)
Net income attributable to ABB	1,180	1,427	636	763

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,182	1,439	637	771
Net income	1,180	1,427	636	763

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.51	0.63	0.28	0.34
Net income	0.51	0.62	0.28	0.33

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.51	0.62	0.28	0.33
Net income	0.51	0.62	0.28	0.33

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,298	2,296	2,295	2,297
Diluted earnings per share attributable to ABB shareholders	2,306	2,303	2,302	2,304

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2014	Jun. 30, 2013	Jun. 30, 2014	Jun. 30, 2013

Total comprehensive income, net of tax	1,146	1,061	657	752
Total comprehensive income attributable to noncontrolling interests, net of tax	(46)	(44)	(31)	(18)
Total comprehensive income attributable to ABB shareholders, net of tax	1,100	1,017	626	734

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Jun. 30, 2014	Dec. 31, 2013

Cash and equivalents	4,949	6,021
Marketable securities and short-term investments	963	464
Receivables, net	12,106	12,146
Inventories, net	6,210	6,004
Prepaid expenses	306	252
Deferred taxes	928	832
Assets held for sale	400	—
Other current assets	522	706
Total current assets	26,384	26,425

Property, plant and equipment, net	5,984	6,254
Goodwill	10,367	10,670
Other intangible assets, net	2,995	3,297
Prepaid pension and other employee benefits	102	93
Investments in equity-accounted companies	167	197
Deferred taxes	421	370
Other non-current assets	655	758
Total assets	47,075	48,064

Accounts payable, trade	4,950	5,112
Billings in excess of sales	1,499	1,714
Short-term debt and current maturities of long-term debt	1,242	453
Advances from customers	1,705	1,726
Deferred taxes	301	259
Provisions for warranties	1,256	1,362
Other provisions	1,719	1,807
Liabilities held for sale	109	—
Other current liabilities	4,105	4,242
Total current liabilities	16,886	16,675

Long-term debt	7,585	7,570
Pension and other employee benefits	1,539	1,639
Deferred taxes	1,260	1,265
Other non-current liabilities	1,638	1,707
Total liabilities	28,908	28,856

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at June 30, 2014, and December 31, 2013)	1,777	1,750
Retained earnings	18,525	19,186
Accumulated other comprehensive loss	(2,092)	(2,012)
Treasury stock, at cost (23,825,785 and 14,093,960 shares at June 30, 2014, and December 31, 2013, respectively)	(488)	(246)
Total ABB stockholders’ equity	17,722	18,678
Noncontrolling interests	445	530
Total stockholders’ equity	18,167	19,208
Total liabilities and stockholders’ equity	47,075	48,064

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Six months ended		Three months ended
($ in millions)	Jun. 30, 2014	Jun. 30, 2013	Jun. 30, 2014	Jun. 30, 2013

Operating activities:
Net income	1,230	1,478	668	786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	666	639	333	318
Pension and other employee benefits	(22)	(22)	6	(11)
Deferred taxes	(16)	(47)	(3)	(51)
Net gain from sale of property, plant and equipment	(14)	(15)	(6)	(6)
Net gain from sale of businesses	(130)	—	(130)	—
Other	42	14	27	—
Changes in operating assets and liabilities:
Trade receivables, net	(205)	(963)	(99)	(459)
Inventories, net	(361)	(352)	(138)	(104)
Trade payables	49	(50)	250	147
Accrued liabilities	(148)	(157)	69	35
Billings in excess of sales	(191)	(33)	(33)	38
Provisions, net	(197)	(40)	(98)	(12)
Advances from customers	(16)	49	(75)	(26)
Income taxes payable and receivable	32	(31)	(16)	36
Other assets and liabilities, net	124	(150)	133	(148)
Net cash provided by operating activities	843	320	888	543

Investing activities:
Purchases of marketable securities (available-for-sale)	(427)	(383)	(343)	(210)
Purchases of short-term investments	(443)	(6)	(5)	(1)
Purchases of property, plant and equipment and intangible assets	(420)	(452)	(217)	(236)
Acquisition of businesses (net of cash acquired) and increases in cost and equity-accounted companies	(17)	(25)	(14)	1
Proceeds from sales of marketable securities (available-for-sale)	25	1,342	11	1,226
Proceeds from maturity of marketable securities (available-for-sale)	136	53	68	53
Proceeds from short-term investments	188	40	165	8
Proceeds from sales of businesses (net of cash disposed) and cost and equity-accounted companies	403	1	401	—
Other investing activities	74	30	2	(15)
Net cash provided by (used in) investing activities	(481)	600	68	826

Financing activities:
Net changes in debt with original maturities of 90 days or less	738	(403)	(250)	104
Increase in debt	35	352	32	137
Repayment of debt	(19)	(1,742)	(6)	(1,219)
Delivery of shares	26	2	25	1
Purchases of treasury stock	(282)	—	(282)	—
Dividends paid	(1,841)	(1,667)	(1,841)	(1,667)
Dividends paid to noncontrolling shareholders	(93)	(96)	(86)	(81)
Other financing activities	(20)	(43)	(29)	(39)
Net cash used in financing activities	(1,456)	(3,597)	(2,437)	(2,764)

Effects of exchange rate changes on cash and equivalents	22	(50)	28	88

Net change in cash and equivalents - continuing operations	(1,072)	(2,727)	(1,453)	(1,307)

Cash and equivalents, beginning of period	6,021	6,875	6,402	5,455
Cash and equivalents, end of period	4,949	4,148	4,949	4,148

Supplementary disclosure of cash flow information:
Interest paid	150	163	83	135
Taxes paid	523	641	325	310

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2013	1,691	18,066	(580)	24	(2,004)	37	(2,523)	(328)	16,906	540	17,446
Comprehensive income:
Net income		1,427							1,427	51	1,478
Foreign currency translation adjustments (net of tax of $2)			(482)				(482)		(482)	(8)	(490)
Effect of change in fair value of available-for-sale securities (net of tax of $(1) )				(11)			(11)		(11)		(11)
Unrecognized income related to pensions and other postretirement plans (net of tax of $31)					102		102		102	1	103
Change in derivatives qualifying as cash flow hedges (net of tax of $(6) )						(19)	(19)		(19)		(19)
Total comprehensive income									1,017	44	1,061
Changes in noncontrolling interests	(9)								(9)	8	(1)
Dividends paid to noncontrolling shareholders									—	(133)	(133)
Dividends paid		(1,667)							(1,667)		(1,667)
Share-based payment arrangements	32								32		32
Delivery of shares	(9)							11	2		2
Call options	13								13		13
Other	(1)								(1)		(1)
Balance at June 30, 2013	1,717	17,826	(1,062)	13	(1,902)	18	(2,933)	(317)	16,293	459	16,752

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2014	1,750	19,186	(431)	7	(1,610)	22	(2,012)	(246)	18,678	530	19,208
Comprehensive income:
Net income		1,180							1,180	50	1,230
Foreign currency translation adjustments (net of tax of $(8) )			(88)				(88)		(88)	(4)	(92)
Effect of change in fair value of available-for-sale securities (net of tax of $0)				3			3		3		3
Unrecognized income related to pensions and other postretirement plans (net of tax of $19)					33		33		33		33
Change in derivatives qualifying as cash flow hedges (net of tax of ($5))						(28)	(28)		(28)		(28)
Total comprehensive income									1,100	46	1,146
Dividends paid to noncontrolling shareholders									—	(131)	(131)
Dividends paid		(1,841)							(1,841)		(1,841)
Share-based payment arrangements	39								39		39
Purchases of treasury stock								(282)	(282)		(282)
Delivery of shares	(14)							40	26		26
Other	2								2		2
Balance at June 30, 2014	1,777	18,525	(519)	10	(1,577)	(6)	(2,092)	(488)	17,722	445	18,167

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2013.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity

As of January 2014, the Company adopted an accounting standard update regarding the release of cumulative translation adjustments of a parent when it ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity (for the Company, a foreign entity is an entity having a functional currency other than U.S. dollars). Under the update, the Company is required to release into net income the entire amount of a cumulative translation adjustment related to its investment in a foreign entity when a parent no longer has control as a result of selling a part or all of its investment in the foreign entity or otherwise no longer holds a controlling financial interest in a subsidiary or group of assets within the foreign entity. For foreign equity-accounted companies, a pro rata portion of the cumulative translation adjustment is required to be recognized in net income upon a partial sale of the equity-accounted company. This update did not have a material impact on the consolidated financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists

As of January 2014, the Company adopted an accounting standard update regarding the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under the update, the Company is required to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain defined circumstances. This update did not have a material impact on the consolidated financial statements.

Reporting discontinued operations and disclosures of disposals of components of an entity

In April 2014, an accounting standard update was issued which changes the criteria for reporting discontinued operations and modifies the related disclosure requirements. Under the update, the Company would report a disposal, or planned disposal, of a component or group of components, as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. A strategic shift could include a disposal of a major geographical area, a major line of business, a major equity-method investment, or other major parts of the Company. A component may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. In addition to expanding the existing disclosures for discontinued operations, the update requires new disclosures relating to (i) individually significant disposals that do not qualify for discontinued operations presentation, (ii) continuing involvement with a discontinued operation following the date of disposal and (iii) retained equity-method investments in a discontinued operation. The Company has elected to early adopt this update in the first quarter of 2014 and this update did not have a material impact on the consolidated financial statements.

Revenue from contracts with customers

In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes the majority of existing guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The update is effective for the Company for annual and interim periods beginning January 1, 2017, and is applicable either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the

Notes to the Interim Consolidated Financial Information (unaudited)

impact on individual financial statement lines affected). The Company is currently evaluating the impact of this update on the consolidated financial statements.

Note 3. Business divestments

For both the six and three months ended June 30, 2014, the Company recorded net gains of $130 million in “Other income (expense), net” and tax expense of $69 million in “Provision for taxes”, relating to the divestment of consolidated businesses. There were no significant amounts recognized in the six and three months ended June 30, 2013.

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	June 30, 2014
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,282			2,282	2,282
Time deposits	2,560			2,560	2,558	2
Other short-term investments	282			282		282
Debt securities available-for-sale:
— U.S. government obligations	102	2	(1)	103	—	103
— Other government obligations	3	—	—	3	—	3
— Corporate	515	4	(2)	517	109	408
Equity securities available-for-sale	155	10	—	165	—	165
Total	5,899	16	(3)	5,912	4,949	963

	December 31, 2013
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	2,414			2,414	2,414
Time deposits	3,556			3,556	3,538	18
Other short-term investments	9			9		9
Debt securities available-for-sale:
— U.S. government obligations	103	2	(1)	104	—	104
— European government obligations	24	1	—	25	—	25
— Other government obligations	3	—	—	3	—	3
— Corporate	212	4	(1)	215	69	146
Equity securities available-for-sale	154	9	(4)	159	—	159
Total	6,475	16	(6)	6,485	6,021	464

Notes to the Interim Consolidated Financial Information (unaudited)

Included in Other short-term investments at June 30, 2014, are receivables of $273 million representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in “Other non-current assets” are certain held-to-maturity marketable securities. At June 30, 2014, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $92 million, $19 million and $111 million, respectively. At December 31, 2013, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $104 million, $17 million and $121 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 5. Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are generally not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities. As of 2014, the Company no longer enters into electricity futures contracts to manage the price risk on its forecasted electricity needs in certain locations.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Notes to the Interim Consolidated Financial Information (unaudited)

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	June 30, 2014	December 31, 2013	June 30, 2013
Foreign exchange contracts	20,613	19,351	18,814
Embedded foreign exchange derivatives	2,887	3,049	3,414
Interest rate contracts	3,540	4,693	1,289

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	June 30, 2014	December 31, 2013	June 30, 2013
Copper swaps	metric tonnes	42,080	42,866	46,222
Aluminum swaps	metric tonnes	3,646	3,525	5,886
Nickel swaps	metric tonnes	6	18	12
Lead swaps	metric tonnes	4,725	7,100	9,900
Zinc swaps	metric tonnes	150	300	325
Silver swaps	ounces	1,958,563	1,936,581	2,037,511
Electricity futures	megawatt hours	—	279,995	380,898
Crude oil swaps	barrels	113,000	113,000	119,450

Equity derivatives:

At June 30, 2014, December 31, 2013, and June 30, 2013, the Company held 54 million, 67 million and 75 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $29 million, $56 million and $42 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At June 30, 2014, and December 31, 2013, “Accumulated other comprehensive loss” included net unrealized losses of $6 million, net of tax, and net unrealized gains of $22 million, net of tax, respectively, on derivatives designated as cash flow hedges. Of the amount at June 30, 2014, net gains of $4 million are expected to be reclassified to earnings in the following 12 months. At June 30, 2014, the longest maturity of a derivative classified as a cash flow hedge was 63 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the six and three months ended June 30, 2014 and 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

Six months ended June 30, 2014
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(18)	Total revenues	—	Total revenues	—
		Total cost of sales	5	Total cost of sales	—
Commodity contracts	(2)	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	(18)	SG&A expenses(1)	(8)	SG&A expenses(1)	—
Total	(38)		(5)		—

Six months ended June 30, 2013
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	—	Total revenues	24	Total revenues	—
		Total cost of sales	(6)	Total cost of sales	—
Commodity contracts	(13)	Total cost of sales	(1)	Total cost of sales	—
Cash-settled call options	7	SG&A expenses(1)	2	SG&A expenses(1)	—
Total	(6)		19		—

Three months ended June 30, 2014
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(12)	Total revenues	(1)	Total revenues	—
		Total cost of sales	2	Total cost of sales	—
Commodity contracts	2	Total cost of sales	(1)	Total cost of sales	—
Cash-settled call options	(14)	SG&A expenses(1)	(7)	SG&A expenses(1)	—
Total	(24)		(7)		—

Three months ended June 30, 2013
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI on derivatives (effective portion)	Gains (losses) reclassified from OCI into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	(17)	Total revenues	13	Total revenues	—
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	(11)	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	—	SG&A expenses(1)	—	SG&A expenses(1)	—
Total	(28)		9		—

(1) SG&A expenses represent “Selling, general and administrative expenses”.

Net derivative losses of $5 million and net derivative gains of $16 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the six months ended June 30, 2014 and 2013, respectively. During the three months ended June 30, 2014 and 2013, net derivative losses of $6 million and net derivative gains of $7 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the six and three months ended June 30, 2014 and 2013, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Six months ended June 30, 2014
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	53	Interest and other finance expense	(52)

Six months ended June 30, 2013
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(40)	Interest and other finance expense	40

Three months ended June 30, 2014
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	31	Interest and other finance expense	(30)

Three months ended June 30, 2013
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(22)	Interest and other finance expense	23

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

Notes to the Interim Consolidated Financial Information (unaudited)

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Six months ended June 30,		Three months ended June 30,
not designated as a hedge	Location	2014	2013	2014	2013
Foreign exchange contracts	Total revenues	(97)	(206)	(74)	(214)
	Total cost of sales	(30)	70	(20)	152
	SG&A expenses(1)	1	(2)	—	1
	Interest and other finance expense	(27)	(37)	(31)	106
Embedded foreign exchange contracts	Total revenues	8	73	(2)	86
	Total cost of sales	(1)	(9)	(1)	(11)
Commodity contracts	Total cost of sales	(6)	(67)	16	(54)
	Interest and other finance expense	—	1	—	1
Total		(152)	(177)	(112)	67

(1) SG&A expenses represent “Selling, general and administrative expenses”.

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	June 30, 2014
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	10	1	9	5
Commodity contracts	1	—	1	—
Interest rate contracts	—	58	—	—
Cash-settled call options	21	7	—	—
Total	32	66	10	5
Derivatives not designated as hedging instruments:
Foreign exchange contracts	105	17	146	23
Commodity contracts	7	—	7	1
Cash-settled call options	1	—	—	—
Embedded foreign exchange derivatives	36	24	38	5
Total	149	41	191	29
Total fair value	181	107	201	34

Thereof, subject to close-out netting agreements	115	76	153	29

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2013
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	21	8	10	3
Commodity contracts	2	—	1	—
Interest rate contracts	—	14	—	7
Cash-settled call options	14	40	—	—
Total	37	62	11	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	272	42	121	30
Commodity contracts	6	1	15	1
Cash-settled call options	—	2	—	—
Embedded foreign exchange derivatives	57	21	55	11
Total	335	66	191	42
Total fair value	372	128	202	52

Thereof, subject to close-out netting agreements	284	63	130	40

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at June 30, 2014, and December 31, 2013, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:        Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Notes to the Interim Consolidated Financial Information (unaudited)

Level 2:        Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3:        Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	June 30, 2014
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	—	109	—	109
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	—	165	—	165
Debt securities—U.S. government obligations	103	—	—	103
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	408	—	408
Derivative assets—current in “Other current assets”	—	181	—	181
Derivative assets—non-current in “Other non-current assets”	—	107	—	107
Total	103	973	—	1,076

Liabilities
Derivative liabilities—current in “Other current liabilities”	—	201	—	201
Derivative liabilities—non-current in “Other non-current liabilities”	—	34	—	34
Total	—	235	—	235

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2013
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities—Corporate	—	69	—	69
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	—	159	—	159
Debt securities—U.S. government obligations	104	—	—	104
Debt securities—European government obligations	25	—	—	25
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	146	—	146
Derivative assets—current in “Other current assets”	—	372	—	372
Derivative assets—non-current in “Other non-current assets”	—	128	—	128
Total	129	877	—	1,006

Liabilities
Derivative liabilities—current in “Other current liabilities”	3	199	—	202
Derivative liabilities—non-current in “Other non-current liabilities”	—	52	—	52
Total	3	251	—	254

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•      Available-for-sale securities in “Cash and equivalents” and “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•      Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the six and three months ended June 30, 2014 and 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	June 30, 2014
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,282	2,282	—	—	2,282
Time deposits	2,558	—	2,558	—	2,558

Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	2	—	2	—	2
Receivables under reverse repurchase agreements	273	—	273	—	273
Other short-term investments	9	9	—	—	9

Other non-current assets:
Loans granted	47	—	50	—	50
Held-to-maturity securities	92	—	111	—	111
Restricted cash and cash deposits	193	76	155	—	231

Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	1,215	137	1,078	—	1,215
Long-term debt (excluding finance lease liabilities)	7,497	7,743	28	—	7,771
Non-current deposit liabilities in “Other non-current liabilities”	206	—	266	—	266

	December 31, 2013
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	2,414	2,414	—	—	2,414
Time deposits	3,538	—	3,538	—	3,538

Marketable securities and short-term investments (excluding available-for-sale securities):
Time deposits	18	—	18	—	18
Other short-term investments	9	9	—	—	9

Other non-current assets:
Loans granted	54	—	52	—	52
Held-to-maturity securities	104	—	121	—	121
Restricted cash and cash deposits	276	95	219	—	314

Liabilities
Short-term debt and current maturities of long-term debt (excluding finance lease liabilities)	424	107	317	—	424
Long-term debt (excluding finance lease liabilities)	7,475	7,540	34	—	7,574
Non-current deposit liabilities in “Other non-current liabilities”	279	—	338	—	338

Notes to the Interim Consolidated Financial Information (unaudited)

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•                  Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

•                  Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 4) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1) and (iv) cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).

•                  Short-term debt and current maturities of long-term debt (excluding finance lease liabilities): Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance lease liabilities, approximate their fair values.

•                  Long-term debt (excluding finance lease liabilities): Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs). The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

•                  Non-current deposit liabilities in “Other non-current liabilities”: The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 7. Debt

The Company’s total debt at June 30, 2014, and December 31, 2013, amounted to $8,827 million and $8,023 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	June 30, 2014	December 31, 2013
Short-term debt	1,185	423
Current maturities of long-term debt	57	30
Total	1,242	453

Short-term debt primarily represents issued commercial paper and short-term loans from various banks.  At June 30, 2014, and December 31, 2013, the principal amount outstanding under the United States commercial paper program was $845 million and $100 million, respectively.

Long-term debt

The Company’s long-term debt at June 30, 2014, and December 31, 2013, amounted to $7,585 million and $7,570 million, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 8. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. The lower end of an estimated range is accrued when a single best estimate is not determinable. The required amounts of the provisions may change in the future as developments occur.

If a provision has been recognized for any of these matters, the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean-up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A portion of one of the acquired entities’ remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

Environmental provisions included in the Company’s Consolidated Balance Sheets were as follows:

($ in millions)	June 30, 2014	December 31, 2013
Other provisions	33	37
Other non-current liabilities	111	116
Total environmental provisions	144	153

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment). The Company’s cables business remains under investigation for alleged anticompetitive practices in certain other jurisdictions. An informed judgment about the outcome of these remaining investigations or the amount of potential loss or range of loss for the Company, if any, relating to these remaining investigations cannot be made at this stage.

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

In Italy, one of the Company’s recently acquired subsidiaries was raided in October 2013 by the Italian Antitrust Agency for alleged anticompetitive practices. In July 2014, the Company received the decision of

Notes to the Interim Consolidated Financial Information (unaudited)

the Italian Antitrust Agency regarding this matter. The agency closed its investigation without imposing a fine and accepted the non-financial commitments offered by the Company.

With respect to those aforementioned matters which are still ongoing, management is cooperating fully with the antitrust authorities.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013. Further to the Fraud Section of the DoJ determining that the Company had fully complied with all its obligations under the deferred prosecution agreement, on October 1, 2013, the competent court in the U.S. agreed to dismiss all criminal charges against the Company in relation to these matters.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above-mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At June 30, 2014, and December 31, 2013, the Company had aggregate liabilities of $193 million and $245 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	June 30, 2014	December 31, 2013
Performance guarantees	146	149
Financial guarantees	73	77
Indemnification guarantees	50	50
Total	269	276

Notes to the Interim Consolidated Financial Information (unaudited)

In respect of the above guarantees, the carrying amounts of liabilities at June 30, 2014, and December 31, 2013, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. These guarantees have no fixed expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $65 million at both June 30, 2014, and December 31, 2013, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company is engaged in executing a number of projects as a member of consortia that include third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to six years. At June 30, 2014, and December 31, 2013, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $68 million and $70 million, respectively.

Financial guarantees and commercial commitments

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At June 30, 2014, and December 31, 2013, the Company had a maximum potential amount payable of $73 million and $77 million, respectively, under financial guarantees outstanding. Of these amounts, $12 million and $15 million, respectively, was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. There have been no significant amounts reimbursed to financial institutions under these types of arrangements during the six and three months ended June 30, 2014 and 2013.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company issued to the purchasers of Lummus Global guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of June 30, 2014, and December 31, 2013, was $50 million.

Notes to the Interim Consolidated Financial Information (unaudited)

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2014	2013

Balance at January 1,	1,362	1,291
Claims paid in cash or in kind	(153)	(126)
Net increase in provision for changes in estimates, warranties issued and warranties expired	64	87
Exchange rate differences	(17)	(33)
Balance at June 30,	1,256	1,219

Note 9. Employee benefits

The Company operates defined benefit and defined contribution pension plans and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements and several of the plans are not required to be funded according to local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Six months ended June 30,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	125	124	1	1
Interest cost	208	184	5	4
Expected return on plan assets	(246)	(237)	—	—
Amortization of prior service cost (credit)	14	16	(4)	(4)
Amortization of net actuarial loss	48	63	—	2
Curtailments, settlements and special termination benefits	1	—	—	—
Net periodic benefit cost	150	150	2	3

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended June 30,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	61	62	1	1
Interest cost	103	92	3	2
Expected return on plan assets	(122)	(119)	—	—
Amortization of prior service cost (credit)	7	8	(2)	(2)
Amortization of net actuarial loss	22	30	—	1
Curtailments, settlements and special termination benefits	1	—	—	—
Net periodic benefit cost	72	73	2	2

Employer contributions were as follows:

	Six months ended June 30,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	200	123	7	7
Of which, discretionary contributions to defined benefit pension plans	75	—	—	—

	Three months ended June 30,
	2014	2013	2014	2013
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	69	63	4	3
Of which, discretionary contributions to defined benefit pension plans	—	—	—	—

During the six months ended June 30, 2014, discretionary contributions included available-for-sale debt securities, having a fair value at the contribution date of $25 million, to certain of the Company’s pension plans in the United Kingdom.

The Company expects to make contributions totaling approximately $308 million and $17 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2014.

Note 10. Stockholders’ equity

At the Annual General Meeting of Shareholders in April 2014, shareholders approved the payment of a dividend of 0.70 Swiss francs per share. The dividend was paid in May 2014 and amounted to $1,841 million.

In the second quarter of 2014, the Company purchased on the open market an aggregate of 12 million of its own shares to be held for future delivery in connection with its employee incentive plans. These transactions resulted in an increase in “Treasury stock” of $282 million.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 11. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share:

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2014	2013	2014	2013

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,182	1,439	637	771
Loss from discontinued operations, net of tax	(2)	(12)	(1)	(8)
Net income	1,180	1,427	636	763

Weighted-average number of shares outstanding (in millions)	2,298	2,296	2,295	2,297

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.51	0.63	0.28	0.34
Loss from discontinued operations, net of tax	—	(0.01)	—	(0.01)
Net income	0.51	0.62	0.28	0.33

Diluted earnings per share:

	Six months ended June 30,		Three months ended June 30,
($ in millions, except per share data in $)	2014	2013	2014	2013

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,182	1,439	637	771
Loss from discontinued operations, net of tax	(2)	(12)	(1)	(8)
Net income	1,180	1,427	636	763

Weighted-average number of shares outstanding (in millions)	2,298	2,296	2,295	2,297
Effect of dilutive securities:
Call options and shares	8	7	7	7
Dilutive weighted-average number of shares outstanding	2,306	2,303	2,302	2,304

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.51	0.62	0.28	0.33
Loss from discontinued operations, net of tax	—	—	—	—
Net income	0.51	0.62	0.28	0.33

Notes to the Interim Consolidated Financial Information (unaudited)

Note 12. Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2013	(580)	24	(2,004)	37	(2,523)

Other comprehensive (loss) income before reclassifications	(490)	(4)	49	(3)	(448)
Amounts reclassified from OCI	—	(7)	54	(16)	31
Total other comprehensive (loss) income	(490)	(11)	103	(19)	(417)

Less:
Amounts attributable to noncontrolling interests	(8)	—	1	—	(7)
Balance at June 30, 2013	(1,062)	13	(1,902)	18	(2,933)

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2014	(431)	7	(1,610)	22	(2,012)

Other comprehensive (loss) income before reclassifications	(92)	4	(9)	(33)	(130)
Amounts reclassified from OCI	—	(1)	42	5	46
Total other comprehensive (loss) income	(92)	3	33	(28)	(84)

Less:
Amounts attributable to noncontrolling interests	(4)	—	—	—	(4)
Balance at June 30, 2014	(519)	10	(1,577)	(6)	(2,092)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments:

		Six months		Three months
($ in millions)	Location of (gains) losses	ended June 30,		ended June 30,
Details about OCI components	reclassified from OCI	2014	2013	2014	2013

Pension and other postretirement plan adjustments:
Amortization of prior service costs	Net periodic benefit cost(1)	10	12	5	6
Amortization of net actuarial losses	Net periodic benefit cost(1)	48	65	22	31
Total before tax		58	77	27	37
Tax	Provision for taxes	(16)	(23)	(8)	(12)
Amounts reclassified from OCI		42	54	19	25

(1)     These components are included in the computation of net periodic benefit cost (see Note 9).

The amounts in respect of unrealized gains (losses) on available-for-sale securities and unrealized gains (losses) of cash flow hedge derivatives were not significant for the six and three months ended June 30, 2014 and 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 13. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Discrete Automation and Motion, Low Voltage Products, Process Automation, Power Products and Power Systems. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the segment manufactures products for wiring and cable management, cable protection systems, power connection and safety. The segment also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITDA, which represents income from operations excluding depreciation and amortization, restructuring and restructuring-related expenses, gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITDA, and the reconciliations of consolidated Operational EBITDA to income from continuing operations before taxes for the six and three months ended June 30, 2014 and 2013, as well as total assets at June 30, 2014, and December 31, 2013.

Notes to the Interim Consolidated Financial Information (unaudited)

	Six months ended June 30, 2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	4,524	400	4,924
Low Voltage Products	3,611	207	3,818
Process Automation	3,853	102	3,955
Power Products	4,260	793	5,053
Power Systems	3,235	183	3,418
Corporate and Other	178	832	1,010
Intersegment elimination	—	(2,517)	(2,517)
Consolidated	19,661	—	19,661

	Six months ended June 30, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	4,207	482	4,689
Low Voltage Products	3,518	188	3,706
Process Automation	3,998	110	4,108
Power Products	4,321	949	5,270
Power Systems	3,837	176	4,013
Corporate and Other	59	782	841
Intersegment elimination	—	(2,687)	(2,687)
Consolidated	19,940	—	19,940

	Three months ended June 30, 2014
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,330	213	2,543
Low Voltage Products	1,827	109	1,936
Process Automation	1,962	50	2,012
Power Products	2,264	398	2,662
Power Systems	1,703	107	1,810
Corporate and Other	104	421	525
Intersegment elimination	—	(1,298)	(1,298)
Consolidated	10,190	—	10,190

	Three months ended June 30, 2013
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues
Discrete Automation and Motion	2,122	240	2,362
Low Voltage Products	1,837	92	1,929
Process Automation	2,077	53	2,130
Power Products	2,287	494	2,781
Power Systems	1,870	92	1,962
Corporate and Other	32	385	417
Intersegment elimination	—	(1,356)	(1,356)
Consolidated	10,225	—	10,225

Notes to the Interim Consolidated Financial Information (unaudited)

	Six months ended June 30,		Three months ended June 30,
($ in millions)	2014	2013	2014	2013
Operational EBITDA:
Discrete Automation and Motion	838	844	443	428
Low Voltage Products	710	687	364	367
Process Automation	512	511	248	252
Power Products	747	781	393	409
Power Systems	(53)	328	(24)	159
Corporate and Other and Intersegment elimination	(152)	(132)	(93)	(54)
Consolidated Operational EBITDA	2,602	3,019	1,331	1,561
Depreciation and amortization	(666)	(639)	(333)	(318)
Restructuring and restructuring-related expenses	(87)	(54)	(40)	(35)
Gains and losses on sale of businesses, acquisition-related expenses and certain non-operational items	103	(32)	114	(28)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(89)	(77)	(34)	12
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	10	(11)	(7)	(3)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	34	34	21	(1)
Income from operations	1,907	2,240	1,052	1,188
Interest and dividend income	38	35	21	17
Interest and other finance expense	(172)	(177)	(88)	(80)
Income from continuing operations before taxes	1,773	2,098	985	1,125

			Total assets(1)
($ in millions)			June 30, 2014	December 31, 2013
Discrete Automation and Motion			10,422	10,931
Low Voltage Products			9,192	9,389
Process Automation			4,538	4,537
Power Products			7,829	7,669
Power Systems			7,419	7,905
Corporate and Other			7,675	7,633
Consolidated			47,075	48,064

(1)          Total assets are after intersegment eliminations and therefore reflect third-party assets only.

April – June 2014 – Q2

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price

Ulrich Spiesshofer	9.4.2014	Shares	21,773			CHF	22.86

Diane de Saint Victor	9.4.2014	Shares	26,359			CHF	22.86

Frank Duggan	9.4.2014	Shares	14,929			CHF	22.86

Tarak Mehta	9.4.2014	Shares	16,948			CHF	22.86

Veli-Matti Reinikkala	9.4.2014	Shares	12,962			CHF	22.86

Bernhard Jucker	9.4.2014	Shares	19,428			CHF	22.86

Claudio Facchin	9.4.2014	Shares	8,021			CHF	22.86

Hubertus von Grünberg	16.5.2014	Shares	19,563			CHF	22.53

Roger Agnelli	16.5.2014	Shares	2,359			CHF	22.53

Louis R. Hughes	16.5.2014	Shares	3,172			CHF	22.53

Michel de Rosen	16.5.2014	Shares	2,547			CHF	22.53

Michael Treschow	16.5.2014	Shares	2,547			CHF	22.53

Jacob Wallenberg	16.5.2014	Shares	2,547			CHF	22.53

Ying Yeh	16.5.2014	Shares	2,391			CHF	22.53

Matti Alahuhta	20.5.2014	Shares		15,000		SEK	157.30

Eric Elzvik	26.5.2014	Call Options	221,375			CHF	0.17

Greg Scheu	26.5.2014	Call Options	221,375			CHF	0.17

Pekka Tiitinen	26.5.2014	Call Options	221,375			CHF	0.17

Key:

* Granted instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 24, 2014	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance